Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 of 15d/16

of the Securities Exchange Act of 1934

May 2016

 AEGON N.V.

Aegonplein 50

2591 TV  THE HAGUE

The Netherlands

Aegon’s condensed consolidated interim financial statements Q1 2016, dated May 12, 2016, are included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: May 12, 2016	By	/s/ J.H.P.M. van Rossum
Executive Vice President and
Corporate Controller

Condensed Consolidated Interim Financial Statements Q1 2016

The Hague, May 12, 2016

AEGON
Transform Tomorrow

To help people achieve a lifetime of financial security

Condensed Consolidated Interim Financial Statements Q1 2016	1

Unaudited

2	Condensed Consolidated Interim Financial Statements Q1 2016

Condensed consolidated income statement

EUR millions	Notes	Q1 2016	Q1 2015

Premium income	4	5,836	6,347
Investment income	5	1,935	2,098
Fee and commission income		602	582
Other revenues		1	2
Total revenues		8,374	9,028
Income from reinsurance ceded		720	686
Results from financial transactions	6	2,050	9,905
Total income		11,146	19,618

Benefits and expenses	7	10,901	19,127
Impairment charges / (reversals)	8	40	13
Interest charges and related fees		97	108
Other charges		-	11
Total charges		11,039	19,258

Share in net result of joint ventures		31	29
Income / (loss) before tax		138	389
Income tax (expense) / benefit		6	(100)
Net income / (loss)		143	289

Net income / (loss) attributable to:
Equity holders of Aegon N.V.		143	289
Non-controlling interests		-	-

Earnings per share (EUR per share)	15
Basic earnings per common share		0.05	0.12
Basic earnings per common share B		-	-
Diluted earnings per common share		0.05	0.12
Diluted earnings per common share B		-	-

Amounts for 2015 have been restated for the voluntary changes in accounting policies for deferred cost of reinsurance and insurance accounting in the UK. Refer to note 2.1 Voluntary changes in accounting policies for details about these changes.

Unaudited

Condensed Consolidated Interim Financial Statements Q1 2016	3

Condensed consolidated statement of comprehensive income
EUR millions	Q1 2016	Q1 2015

Net income / (loss)	143	289

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	(2)	5
Remeasurements of defined benefit plans	(501)	(627)
Income tax relating to items that will not be reclassified	135	159

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	1,841	1,595
(Gains) / losses transferred to the income statement on disposal and impairment of available-for-sale investments	(30)	(132)
Changes in cash flow hedging reserve	304	558
Movement in foreign currency translation and net foreign investment hedging reserve	(734)	1,718
Equity movements of joint ventures	3	3
Equity movements of associates	1	-
Income tax relating to items that may be reclassified	(762)	(450)
Other	6	3
Other comprehensive income for the period	261	2,831
Total comprehensive income / (loss)	405	3,120

Total comprehensive income / (loss) attributable to:
Equity holders of Aegon N.V.	398	3,119
Non-controlling interests	7	-

Amounts for 2015 have been restated for the voluntary changes in accounting policies for deferred cost of reinsurance and insurance accounting in the UK. Refer to note 2.1 Voluntary changes in accounting policies for details about these changes.

Unaudited

4	Condensed Consolidated Interim Financial Statements Q1 2016

Condensed consolidated statement of financial position
		Mar. 31, 2016	Dec. 31, 2015
EUR millions	Notes

Assets
Intangible assets	9	1,815	1,901
Investments	10	162,784	160,792
Investments for account of policyholders	11	191,286	200,226
Derivatives	12	17,288	11,545
Investments in joint ventures		1,558	1,561
Investments in associates		252	242
Reinsurance assets		10,588	11,257
Deferred expenses	14	10,299	10,997
Other assets and receivables		8,117	7,615
Cash and cash equivalents		10,616	9,594
Total assets		414,602	415,729

Equity and liabilities
Shareholders’ equity		22,848	22,684
Other equity instruments		3,811	3,800
Issued capital and reserves attributable to equity holders of Aegon N.V.		26,659	26,485
Non-controlling interests		16	9
Group equity		26,674	26,494

Trust pass-through securities		153	157
Subordinated borrowings		757	759
Insurance contracts		122,099	123,042
Insurance contracts for account of policyholders		108,736	112,679
Investment contracts		18,010	17,718
Investment contracts for account of policyholders		85,321	90,119
Derivatives	12	16,468	10,890
Borrowings	16	10,806	12,445
Other liabilities		25,577	21,427
Total liabilities		387,928	389,236
Total equity and liabilities		414,602	415,729

Amounts for 2015 have been restated for the voluntary changes in accounting policies for deferred cost of reinsurance and insurance accounting in the UK. Refer to note 2.1 Voluntary changes in accounting policies for details about these changes.

Unaudited

Condensed Consolidated Interim Financial Statements Q1 2016	5

Condensed consolidated statement of changes in equity
EUR millions	Share capital [1]	Retained earnings	Revaluation reserves	Remeasurement of defined benefit plans	Other reserves	Other equity instruments	Issued capital and reserves [2]	Non- controlling interests	Total

Three months ended March 31, 2016

At beginning of year	8,387	8,075	6,471	(1,532)	1,283	3,800	26,485	9	26,494

Net income / (loss) recognized in the income statement	-	143	-	-	-	-	143	-	143

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	-	-	(2)	-	-	-	(2)	-	(2)
Remeasurements of defined benefit plans	-	-	-	(501)	-	-	(501)	-	(501)
Income tax relating to items that will not be reclassified	-	-	-	136	-	-	135	-	135

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	1,841	-	-	-	1,841	-	1,841
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(30)	-	-	-	(30)	-	(30)
Changes in cash flow hedging reserve	-	-	304	-	-	-	304	-	304
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	-	53	(787)	-	(734)	-	(734)
Equity movements of joint ventures	-	-	-	-	3	-	3	-	3
Equity movements of associates	-	-	-	-	1	-	1	-	1
Income tax relating to items that may be reclassified	-	-	(776)	-	14	-	(762)	-	(762)
Other	-	(1)	-	-	-	-	(1)	7	6
Total other comprehensive income	-	(1)	1,337	(313)	(769)	-	255	7	261
Total comprehensive income / (loss) for 2016	-	143	1,337	(313)	(769)	-	398	7	405

Issuance and purchase of (treasury) shares	-	(200)	-	-	-	-	(200)	-	(200)
Coupons on non-cumulative subordinated notes	-	(7)	-	-	-	-	(7)	-	(7)
Coupons on perpetual securities	-	(28)	-	-	-	-	(28)	-	(28)
Incentive plans	-	-	-	-	-	11	11	-	11
At end of period	8,387	7,984	7,808	(1,845)	513	3,811	26,659	16	26,674

Three months ended March 31, 2015

At beginning of year (as previously stated)	8,597	9,076	8,308	(1,611)	(77)	3,827	28,120	9	28,129

Changes in accounting policies relating to deferred cost of reinsurance	-	(101)	-	-	(9)	-	(110)	-	(110)

At beginning of year (restated)	8,597	8,975	8,308	(1,611)	(86)	3,827	28,010	9	28,019

Net income / (loss) recognized in the income statement	-	289	-	-	-	-	289	-	289

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	-	-	5	-	-	-	5	-	5
Remeasurements of defined benefit plans	-	-	-	(627)	-	-	(627)	-	(627)
Income tax relating to items that will not be reclassified	-	-	-	159	-	-	159	-	159

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	1,595	-	-	-	1,595	-	1,595
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(132)	-	-	-	(132)	-	(132)
Changes in cash flow hedging reserve	-	-	558	-	-	-	558	-	558
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	-	(104)	1,823	-	1,718	-	1,718
Equity movements of joint ventures	-	-	-	-	3	-	3	-	3
Income tax relating to items that may be reclassified	-	-	(400)	-	(50)	-	(450)	-	(450)
Other	-	3	-	-	-	-	3	-	3
Total other comprehensive income	-	3	1,625	(573)	1,776	-	2,830	-	2,831
Total comprehensive income / (loss) for 2015	-	292	1,625	(573)	1,776	-	3,119	-	3,120

Issuance and purchase of (treasury) shares	-	1	-	-	-	-	1	-	1
Coupons on non-cumulative subordinated notes	-	(7)	-	-	-	-	(7)	-	(7)
Coupons on perpetual securities	-	(30)	-	-	-	-	(30)	-	(30)
Share options and incentive plans	-	10	-	-	-	(2)	8	-	8
At end of period	8,597	9,242	9,933	(2,184)	1,690	3,825	31,102	9	31,111

[1]	For a breakdown of share capital please refer to note 15.
[2]	Issued capital and reserves attributable to equity holders of Aegon N.V.

Amounts for 2015 have been restated for the voluntary changes in accounting policies for deferred cost of reinsurance and insurance accounting in the UK. Refer to note 2.1 Voluntary changes in accounting policies for details about these changes.

Unaudited

6	Condensed Consolidated Interim Financial Statements Q1 2016

Condensed consolidated cash flow statement
EUR millions	Q1 2016	Q1 2015

Cash flow from operating activities	2,799	2,338

Purchases and disposals of intangible assets	(8)	(2)
Purchases and disposals of equipment and other assets	(8)	(15)
Purchases, disposals and dividends of subsidiaries, associates and joint ventures	23	330
Cash flow from investing activities	6	313

Issuance and purchase of (treasury) shares	(200)	-
Issuances, repurchases and coupons of perpetuals	(37)	(39)
Issuances, repurchases and coupons of non-cumulative subordinated notes	(9)	(9)
Issuances and repayments of borrowings	(1,431)	(210)
Cash flow from financing activities	(1,677)	(258)

Net increase / (decrease) in cash and cash equivalents	1,128	2,393
Net cash and cash equivalents at January 1	9,593	10,649
Effects of changes in foreign exchange rates	(146)	235
Net cash and cash equivalents at end of period	10,576	13,277

Cash and cash equivalents	10,616	13,236
Cash and cash equivalents classified as Assets held for sale	-	46
Bank overdrafts classified as other liabilities	(40)	(4)
Net cash and cash equivalents	10,576	13,277

Unaudited

Condensed Consolidated Interim Financial Statements Q1 2016	7

Notes to the condensed consolidated interim financial statements

Amounts in EUR millions, unless otherwise stated

Aegon N.V., incorporated and domiciled in the Netherlands, is a public limited liability company organized under Dutch law and recorded in the Commercial Register of The Hague under number 27076669 and with its registered address at Aegonplein 50, 2591 TV, The Hague, the Netherlands. Aegon N.V. serves as the holding company for the Aegon Group and has listings of its common shares in Amsterdam and New York.

Aegon N.V. (or ‘the Company’) and its consolidated subsidiaries (‘Aegon’ or ‘the Group’) have life insurance and pensions operations in over twenty five countries in the Americas, Europe and Asia and are also active in savings and asset management operations, accident and health insurance, general insurance and to a limited extent banking operations. Its headquarters are located in The Hague, the Netherlands. The Group employs close to 30,000 people worldwide.

1. Basis of presentation

The condensed consolidated interim financial statements as at, and for the period ended, March 31, 2016, have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’, as adopted by the European Union (hereafter ‘IFRS’). They do not include all of the information required for a full set of financial statements prepared in accordance with IFRS and should therefore be read together with the 2015 consolidated financial statements of Aegon N.V. as included in Aegon’s Annual Report for 2015 and the disclosures provided in note 2.1 of this report which disclose the impact of voluntary changes in accounting policies that were made by Aegon effective January 1, 2016. Aegon’s Annual Report for 2015 is available on its website (aegon.com).

The condensed consolidated interim financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value.

The condensed consolidated interim financial statements as at, and for the period ended, March 31, 2016, were approved by the Executive Board on May 11, 2016.

The condensed consolidated interim financial statements are presented in euro (EUR) and all values are rounded to the nearest million unless otherwise stated. The consequence is that the rounded amounts may not add up to the rounded total in all cases.

The published figures in these condensed consolidated interim financial statements are unaudited.

2. Significant accounting policies

All accounting policies and methods of computation applied in the condensed consolidated interim financial statements are the same as those applied in the 2015 consolidated financial statements, except for the newly applied accounting policies as described in note 2.1.

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8	Condensed Consolidated Interim Financial Statements Q1 2016

New IFRS accounting standards effective

The following standards, interpretations, amendments to standards and interpretations became effective in 2016:

t	IFRS 10, IFRS 12 and IAS 28 - Investment Entities: Applying the Consolidation Exception;
t	IFRS 11 Joint Arrangements - Amendment Accounting for Acquisition of Interests in Joint Operations;
t	IFRS 14 Regulatory Deferral Accounts;
t	IAS 1 - Amendment Disclosure Initiative;
t	IAS 27 Separate Financial Statements - Amendment Equity method in Separate Financial Statements;
t	IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization; and
t	Annual improvements 2012-2014 Cycle.

None of these revised standards and interpretations had a significant effect on the condensed consolidated interim financial statements as at and for the period ended March 31, 2016.

For a complete overview of IFRS standards, published before January 1, 2016, that will be applied in future years, and were not early adopted by the Group, please refer to Aegon’s Annual Report for 2015.

Taxes

Taxes on income for the three month period, ended March 31, 2016, are calculated using the tax rate that would be applicable to total annual earnings.

Judgments and critical accounting estimates

Preparing the condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions, including the likelihood, timing or amount of future transactions or events, that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from the estimates made.

In preparing the condensed consolidated interim financial statements, significant judgments made by management in applying the Group’s accounting policies and the key sources of estimating uncertainty were not significantly different than those that were applied to the consolidated financial statements as at and for the year ended December 31, 2015.

Exchange rates

Assets and liabilities are translated at the closing rates on the balance sheet date. Income, expenses and capital transactions (such as dividends) are translated at average exchange rates or at the prevailing rates on the transaction date, if more appropriate. The following exchange rates are applied for the condensed consolidated interim financial statements:

Closing exchange rates

			USD	GBP
March 31, 2016	1	EUR	1.1396	0.7928
December 31, 2015	1	EUR	1.0863	0.7370

Weighted average exchange rates

			USD	GBP
Three months ended March 31, 2016	1	EUR	1.1023	0.7698
Three months ended March 31, 2015	1	EUR	1.1272	0.7434

Unaudited

Condensed Consolidated Interim Financial Statements Q1 2016	9

2.1 Voluntary changes in accounting policies

On January 13, 2016, Aegon provided an update on its strategic plans at its Analyst & Investor Conference. Following this update Aegon adopted voluntary changes in accounting policies, effective January 1, 2016, which are applied retrospectively for all periods presented. Firstly, Aegon adopted a group-wide accounting policy for reinsurance transactions that are entered into as part of a plan to exit a business. Also, Aegon made two voluntary accounting policy changes that better reflect its business strategy after restructuring in the United Kingdom. The changes in the United Kingdom do not impact other reporting units within Aegon as these are changes specific to Aegon UK. However, these changes do increase alignment with other reporting units within Aegon. Finally Aegon changed its segment reporting.

In the paragraphs below, details are provided for the changes in accounting policies including the impact on shareholders equity and net income. The changes in segment reporting are explained in note 3.

Accounting related to certain reinsurance transactions

Aegon adopted one single group-wide accounting policy for reinsurance transactions that are entered into as part of a plan to exit a business. The previous accounting policy recorded a deferred cost of reinsurance which was subsequently amortized. Under the new accounting policy, when the company enters into a reinsurance contract as part of a plan to exit a business, an immediate gain or loss will be recognized in the income statement.

For purposes of this accounting policy, a business is defined as “designated insurance liabilities to be disposed of through reinsurance transactions”. The insurance liabilities are designated according to their homogenous risk profiles, possible examples include but are not limited to geographical area, product type, distribution channel, policyholder profiles, and policy form or riders.

Insurance accounting for business in United Kingdom

In January 2016, Aegon announced the restructuring of its business and operations in the UK. This involves splitting the Aegon UK business into three components: the annuity business, the traditional pension book and the new digital solutions platform. By extracting the digital solutions platform from the rest of the business, management aims to ensure the focus and separate culture required to successfully build a viable and sustainably growing business over the longer term.

Aegon adopts two voluntary accounting policy changes that better reflect its business strategy after restructuring in the United Kingdom, only affecting Aegon UK. The changes involve the aggregation level at which the liability adequacy test is carried out and the definition of when a substantially modified contract will be derecognized.

Level of aggregation

The previous accounting policy for the level of aggregation for the liability adequacy test in the United Kingdom was on a geographical basis, therefore the total Aegon UK book is considered as one population. After the announced restructuring, Aegon’s business in the United Kingdom has been split into different portfolios that are managed independently from one another. Management is of the opinion that the liability adequacy test should be disaggregated to a portfolio level to reflect this change in strategy. This change in the definition of portfolio for Aegon UK will better align with other reporting units in the Group where insurance contracts are grouped consistent with the Company’s manner of acquiring, servicing and measuring the profitability of its insurance contracts.

Unaudited

10	Condensed Consolidated Interim Financial Statements Q1 2016

Substantial modification

The previous accounting policy for Aegon’s business in the United Kingdom is to derecognize insurance contracts when legal extinguishment occurs. As the annuity business, the traditional pension book and the new digital solutions platform will be managed separately post-restructuring, Aegon has decided to change its accounting policy for Aegon UK to one that applies criteria from IAS 39 contract modification. Under these criteria a change should be significant enough to be considered an extinguishment of the existing contract and the issuance of a new contract. Aegon considers that this change in accounting policy is preferred as introducing a more sophisticated approach to contract modification is consistent with how the business will be managed post-restructuring. Furthermore, it will provide the user with information that is more relevant and that reliably reflects the economic substance of our transactions with our upgraded policyholders, as required by IFRS 4 and IAS 8, in relation to the nature of contract modifications.

Details of the impact of the adjustments on previous periods are provided in the following tables:

Impact of voluntary changes in accounting policies on condensed consolidated income statement

				Change in accounting policy
	Notes	Q1 2015	1)	Deferred cost of reinsurance	Insurance accounting in UK	Q1 2015 (restated)
EUR millions

Premium income	4	5,641		-	706	6,347
Benefits and expenses	7	18,392		(8)	743	19,127

Income tax (expense) / benefit		(101)		(6)	7	(100)

Impact on net income				2	(29)

Earnings per share (EUR per share)	15
Basic earnings per common share		0.13		-	(0.01)	0.12
Basic earnings per common share B		-		-	-	-
Diluted earnings per common share		0.13		-	(0.01)	0.12
Diluted earnings per common share B		-		-	-	-

Earnings per share calculation	15
Net income / (loss) attributable to equity holders of Aegon N.V.		316		2	(29)	289
Coupons on other equity instruments		(36)		-	-	(36)
Earnings attributable to common shares and common shares B		280		2	(29)	253

Weighted average number of common shares outstanding (in million)		2,095		-	-	2,095
Weighted average number of common shares B outstanding (in million)		581		-	-	581

[1]	Note that premium income and expenses have been updated for the adjustments made in Q2 2015.

Unaudited

Condensed Consolidated Interim Financial Statements Q1 2016	11

Impact of voluntary changes in accounting policies on condensed consolidated income statement
			Change in accounting policy
	Notes	FY 2015 (as previously reported) 1)	Deferred cost of reinsurance	Insurance accounting in UK	FY 2015 (restated)
EUR millions

Premium income	4	20,311	-	2,614	22,925
Benefits and expenses	7	33,325	(36)	2,763	36,052
Impairment charges / (reversals)	8	(22)	-	1,274	1,251

Income tax (expense) / benefit		(134)	(26)	270	111

Impact on net income			10	(1,153)

Earnings per share (EUR per share)	15
Basic earnings per common share		0.23	-	(0.54)	(0.31)
Basic earnings per common share B		0.01	-	(0.01)	(0.01)
Diluted earnings per common share		0.23	-	(0.54)	(0.31)
Diluted earnings per common share B		0.01	-	(0.01)	(0.01)

Earnings per share calculation	15
Net income / (loss) attributable to equity holders of Aegon N.V.		619	10	(1,153)	(524)
Coupons on other equity instruments		(139)	-	-	(139)
Earnings attributable to common shares and common shares B		479	10	(1,153)	(663)

Weighted average number of common shares outstanding (in million)		2,101	-	-	2,101
Weighted average number of common shares B outstanding (in million)		584	-	-	584

[1]	As reported in Aegon’s 2015 Annual Report dated March 25, 2016.

Impact of voluntary changes in accounting policies on condensed consolidated statement of comprehensive income
		Change in accounting policy
	Q1 2015 (as previously reported)	Deferred cost of reinsurance	Insurance accounting in UK	Q1 2015 (restated)
EUR millions

Net income	316	2	(29)	289

Items that may be reclassified subsequently to profit or loss:
Movement in foreign currency translation and net foreign investment hedging reserves	1,733	(14)	(1)	1,718
Impact on comprehensive income		(11)	(30)

Total comprehensive income / (loss) attributable to:
Equity holders of Aegon N.V.	3,161	(11)	(30)	3,119
Non-controlling interests	-	-	-	-

Impact of voluntary changes in accounting policies on condensed consolidated statement of comprehensive income
		Change in accounting policy
	FY 2015 (as previously reported) 1)	Deferred cost of reinsurance	Insurance accounting in UK	FY 2015 (restated)
EUR millions

Net income	619	10	(1,153)	(523)

Items that may be reclassified subsequently to profit or loss:
Movement in foreign currency translation and net foreign investment hedging reserves	1,414	(12)	18	1,419
Impact on comprehensive income		(2)	(1,135)

Total comprehensive income / (loss) attributable to:
Equity holders of Aegon N.V.	234	(2)	(1,135)	(903)
Non-controlling interests	-	-	-	-

[1]	As reported in Aegon’s 2015 Annual Report dated March 25, 2016.

Unaudited

12	Condensed Consolidated Interim Financial Statements Q1 2016

Impact of changes in accounting policies on the condensed consolidated statement of financial position

			Change in accounting policy
	Notes	December 31, 2015 (as previously reported) 1)	Deferred cost of reinsurance	Insurance accounting in UK	December 31, 2015 (restated)
EUR millions

Assets
Intangible assets	9	2,110	-	(210)	1,901
Deferred expenses	14	12,547	(358)	(1,192)	10,997

Equity and liabilities
Shareholders’ equity		23,931	(112)	(1,135)	22,684

Insurance contracts		123,042	-	-	123,042
Investment contracts		17,718	-	-	17,718
Other liabilities		21,940	(247)	(266)	21,427

[1]	As reported in Aegon’s 2015 Annual Report dated March 25, 2016.

Impact of voluntary changes in accounting policies on condensed consolidated statement of changes in equity

		Change in accounting policy
	December 31, 2015 (as previously reported) 1)	Deferred cost of reinsurance	Insurance accounting in UK	December 31, 2015 (restated)
EUR millions

Share capital	8,387	-	-	8,387
Retained earnings	9,319	(91)	(1,153)	8,075
Revaluation reserves	6,471	-	-	6,471
Remeasurement of defined benefit plans	(1,532)	-	-	(1,532)
Other reserves	1,286	(21)	18	1,283
Shareholders’ equity	23,931	(112)	(1,135)	22,684

[1]	As reported in Aegon’s 2015 Annual Report dated March 25, 2016.

Unaudited

Condensed Consolidated Interim Financial Statements Q1 2016	13

3. Segment information

Based on the amended strategic plans as announced on January 13, 2016, Aegon has reconsidered its segment reporting. Aegon’s current segment reporting was established in 2010 considering the requirements outlined in IFRS 8 – Operating Segments. IFRS 8 requires operating segments to be defined in line with how the ‘chief operating decision maker’ (CODM, i.e. Aegon’s Executive Board) manages the business. Currently, Aegon has the following reportable segments: Americas, The Netherlands, United Kingdom, New Markets and Holdings and other activities. New Markets was established to aggregate Aegon’s emerging businesses and global / European initiatives which is a combination of the following operating segments: Central & Eastern Europe, Asia, Spain & Portugal, Asset Management and Variable Annuities Europe (VA Europe). Under IFRS 8 these operating segments were aggregated as one reportable segment due to their respective size.

Given that Aegon changed its managerial view to geographical areas and underlying businesses have developed since 2010, internal management reports have been changed as of 2016 accordingly. Alignment of segment reporting with those changes and developments have been put in place in 2016 reflecting Aegon’s announcements related to its strategic plan. This means that the operating segments as described above have been presented on this basis and introduces separate presentation of the asset management business. The following will be reported from 2016 onwards:

t	Americas: one operating segment which covers business units in the United States, Brazil and Mexico, including any of the units’ activities located outside these countries;
t	Europe: which covers the following operating segments: the Netherlands, United Kingdom (including VA Europe), Central & Eastern Europe, Spain and Portugal;
t	Asia: one operating segment which covers businesses operating in Hong Kong, China, Japan, India and Indonesia including any of the units’ activities located outside these countries;
t	Asset Management: one operating segment which covers business activities from Aegon Asset Management;
t	Holding and other activities: one operating segment which includes financing, employee and other administrative expenses of holding companies.

For Europe, the underlying businesses (the Netherlands, United Kingdom including VA Europe, Central & Eastern Europe and Spain and Portugal) are separate operating segments which under IFRS 8 cannot be aggregated, therefore further details will be provided for these operating segments.

The change in segment reporting does not have an impact on the financial position, results of operations or cash flows of Aegon.

Unaudited

14	Condensed Consolidated Interim Financial Statements Q1 2016

The following table shows the segments as previously reported excluding voluntary changes in accounting policies (as presented in note 2.1):

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment Total	Joint ventures and associates eliminations	Consolidated
Three months ended March 31, 2015

Underlying earnings before tax geographically	290	131	38	51	(40)	(2)	469	3	472
Fair value items	(90)	151	(22)	(4)	(193)	-	(159)	(8)	(167)
Realized gains / (losses) on investments	(29)	140	2	5	-	-	119	(2)	116
Impairment charges	(7)	(7)	-	(2)	-	-	(16)	-	(16)
Impairment reversals	3	2	-	-	-	-	5	-	5
Other income / (charges)	-	(22)	21	-	-	-	(1)	-	(1)
Run-off businesses	8	-	-	-	-	-	8	-	8
Income/ (loss) before tax	175	396	39	50	(233)	(2)	425	(8)	418
Income tax (expense) / benefit	(30)	(92)	(21)	(22)	57	-	(109)	8	(101)
Net income/ (loss)	145	304	18	28	(176)	(2)	316	-	316
Inter-segment underlying earnings	(53)	(13)	(16)	80	3

Revenues
Life insurance gross premiums	1,693	1,046	1,371	757	-	(24)	4,842	(119)	4,723
Accident and health insurance	552	129	13	60	1	(1)	754	(11)	743
General insurance	-	131	-	63	-	-	194	(19)	175
Total gross premiums	2,244	1,306	1,383	879	1	(26)	5,789	(149)	5,641
Investment income	908	590	544	117	94	(95)	2,158	(61)	2,098
Fee and commission income	406	85	12	196	-	(68)	630	(48)	582
Other revenues	1	-	-	1	1	-	3	(1)	2
Total revenues	3,559	1,981	1,939	1,193	97	(188)	8,580	(258)	8,322
Inter-segment revenues	6	-	-	86	96

The following table shows the new segments excluding voluntary changes in accounting policies:

EUR millions	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe	Asia	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Three months ended March 31, 2015

Underlying earnings before tax	290	131	39	5	3	178	(3)	45	(40)	(2)	469	3	472
Fair value items	(90)	151	(33)	-	-	118	6	-	(193)	-	(159)	(8)	(167)
Realized gains / (losses) on investments	(29)	140	2	-	-	142	4	1	-	-	119	(2)	116
Impairment charges	(7)	(7)	-	(2)	-	(9)	-	-	-	-	(16)	-	(16)
Impairment reversals	3	2	-	-	-	2	-	-	-	-	5	-	5
Other income / (charges)	-	(22)	21	-	-	(1)	-	-	-	-	(1)	-	(1)
Run-off businesses	8	-	-	-	-	-	-	-	-	-	8	-	8
Income / (loss) before tax	175	396	29	4	3	431	7	46	(233)	(2)	425	(8)	418
Income tax (expense) / benefit	(30)	(92)	(20)	(4)	(2)	(118)	(4)	(14)	57	-	(109)	8	(101)
Net income / (loss)	145	304	9	-	1	313	4	32	(176)	(2)	316	-	316
Inter-segment underlying earnings	(53)	(13)	(15)	(4)	-	(32)	18	65	3

Revenues
Life insurance gross premiums	1,693	1,046	1,420	146	49	2,661	512	-	-	(24)	4,842	(119)	4,723
Accident and health insurance	552	129	13	-	25	168	34	-	1	(1)	754	(11)	743
General insurance	-	131	-	44	19	194	-	-	-	-	194	(19)	175
Total gross premiums	2,244	1,306	1,433	190	94	3,023	546	-	1	(26)	5,789	(149)	5,641
Investment income	908	590	545	12	11	1,158	92	1	96	(96)	2,158	(61)	2,098
Fee and commission income	406	85	25	11	3	124	20	149	-	(70)	630	(48)	582
Other revenues	1	-	-	-	1	1	-	-	1	-	3	(1)	2
Total revenues	3,559	1,981	2,003	213	108	4,305	658	151	98	(191)	8,580	(258)	8,322
Inter-segment revenues	6	-	-	-	-	-	24	64	97

The following table shows the impact of the voluntary changes in accounting policies (as presented in note 2.1) on the new segments:

EUR millions	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe	Asia	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Three months ended March 31, 2015

Underlying earnings before tax	-	-	(37)	-	-	(37)	-	-	-	-	(37)	-	(37)
Fair value items	-	-	-	-	-	-	-	-	-	-	-	-	-
Realized gains / (losses) on investments	-	-	-	-	-	-	-	-	-	-	-	-	-
Impairment charges	-	-	-	-	-	-	-	-	-	-	-	-	-
Impairment reversals	-	-	-	-	-	-	-	-	-	-	-	-	-
Other income / (charges)	-	-	-	-	-	-	-	-	-	-	-	-	-
Run-off businesses	8	-	-	-	-	-	-	-	-	-	8	-	8
Income / (loss) before tax	8	-	(37)	-	-	(37)	-	-	-	-	(29)	-	(29)
Income tax (expense) / benefit	(6)	-	7	-	-	7	-	-	-	-	2	-	2
Net income / (loss)	2	-	(29)	-	-	(29)	-	-	-	-	(27)	-	(27)
Inter-segment underlying earnings	-	-	-	-	-	-	-	-	-

Revenues
Life insurance gross premiums	-	-	706	-	-	706	-	-	-	-	706	-	706
Accident and health insurance	-	-	-	-	-	-	-	-	-	-	-	-	-
General insurance	-	-	-	-	-	-	-	-	-	-	-	-	-
Total gross premiums	-	-	706	-	-	706	-	-	-	-	706	-	706
Investment income	-	-	-	-	-	-	-	-	-	-	-	-	-
Fee and commission income	-	-	-	-	-	-	-	-	-	-	-	-	-
Other revenues	-	-	-	-	-	-	-	-	-	-	-	-	-
Total revenues	-	-	706	-	-	706	-	-	-	-	706	-	706
Inter-segment revenues	-	-	-	-	-	-	-	-	-

Unaudited

Condensed Consolidated Interim Financial Statements Q1 2016	15

The following table shows the new segment figures taken into account the voluntary changes in accounting policies (as presented in note 2.1):

EUR millions	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe	Asia	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Three months ended March 31, 2015

Underlying earnings before tax	290	131	2	5	3	141	(3)	45	(40)	(2)	432	3	435
Fair value items	(90)	151	(33)	-	-	118	6	-	(193)	-	(159)	(8)	(167)
Realized gains / (losses) on investments	(29)	140	2	-	-	142	4	1	-	-	119	(2)	116
Impairment charges	(7)	(7)	-	(2)	-	(9)	-	-	-	-	(16)	-	(16)
Impairment reversals	3	2	-	-	-	2	-	-	-	-	5	-	5
Other income / (charges)	-	(22)	21	-	-	(1)	-	-	-	-	(1)	-	(1)
Run-off businesses	16	-	-	-	-	-	-	-	-	-	16	-	16
Income / (loss) before tax	183	396	(8)	4	3	394	7	46	(233)	(2)	396	(8)	389
Income tax (expense) / benefit	(36)	(92)	(12)	(4)	(2)	(110)	(4)	(14)	57	-	(107)	8	(100)
Net income / (loss)	147	304	(20)	-	1	284	4	32	(176)	(2)	289	-	289
Inter-segment underlying earnings	(53)	(13)	(15)	(4)	-	(32)	18	65	3

Revenues
Life insurance gross premiums	1,693	1,046	2,126	146	49	3,367	512	-	-	(24)	5,547	(119)	5,429
Accident and health insurance	552	129	13	-	25	168	34	-	1	(1)	754	(11)	743
General insurance	-	131	-	44	19	194	-	-	-	-	194	(19)	175
Total gross premiums	2,244	1,306	2,139	190	94	3,729	546	-	1	(26)	6,495	(149)	6,347
Investment income	908	590	545	12	11	1,158	92	1	96	(96)	2,158	(61)	2,098
Fee and commission income	406	85	25	11	3	124	20	149	-	(70)	630	(48)	582
Other revenues	1	-	-	-	1	1	-	-	1	-	3	(1)	2
Total revenues	3,559	1,981	2,709	213	108	5,011	658	151	98	(191)	9,286	(258)	9,028
Inter-segment revenues	6	-	-	-	-	-	24	64	97

Aegon’s segment information is prepared by consolidating on a proportionate basis Aegon’s joint ventures and associated companies.

Performance Measure

A performance measure of reporting segments utilized by the Company is underlying earnings before tax. Underlying earnings before tax reflects Aegon’s profit from underlying business operations and excludes components that relate to accounting mismatches that are dependent on market volatility or relate to events that are considered outside the normal course of business.

Aegon believes that its performance measure, underlying earnings before tax, provides meaningful information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using underlying earnings before tax. While many other insurers in Aegon’s peer group present substantially similar performance measures, the performance measures presented in this document may nevertheless differ from the performance measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards.

The reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, is presented in the tables in this note.

The items that are excluded from underlying earnings before tax as described further below are: fair value items, realized gain or losses on investments, impairment charges/reversals, other income or charges, run-off businesses and share in earnings of joint ventures and associates.

Fair value items

Fair value items include the over- or underperformance of investments and guarantees held at fair value for which the expected long-term return is included in underlying earnings before tax. Changes to these long-term return assumptions are also included in the fair value items.

Unaudited

16	Condensed Consolidated Interim Financial Statements Q1 2016

In addition, hedge ineffectiveness on hedge transactions, fair value changes on economic hedges without natural offset in earnings and for which no hedge accounting is applied and fair value movements on real estate are included under fair value items.

Certain assets held by Aegon are carried at fair value and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as investments in hedge funds, private equities, real estate (limited partnerships), convertible bonds and structured products. Underlying earnings before tax exclude any over- or underperformance compared to management’s long-term expected return on assets. Based on current holdings and asset returns, the long-term expected return on an annual basis is 8-10%, depending on asset class, including cash income and market value changes. The expected earnings from these asset classes are net of deferred policy acquisition costs (DPAC) where applicable.

In addition, certain products offered by Aegon Americas contain guarantees and are reported on a fair value basis and the total return annuities and guarantees on variable annuities. The earnings on these products are impacted by movements in equity markets and risk-free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings before tax is a long-term expected return on these products and excluded is any over- or underperformance compared to management’s expected return.

The fair value movements of certain guarantees and the fair value change of derivatives that hedge certain risks on these guarantees of Aegon the Netherlands and VA Europe (included in United Kingdom) are excluded from underlying earnings before tax, and the long-term expected return for these guarantees is set at zero. In addition fair value items include market related results on our loyalty bonus reserves in the United Kingdom. The value of these reserves are directly related to policyholder investments which value is directly impacted by movements in equity and bond markets.

Holding and other activities include certain issued bonds that are held at fair value through profit or loss (FVTPL). The interest rate risk on these bonds is hedged using swaps. The fair value movement resulting from changes in Aegon’s credit spread used in the valuation of these bonds are excluded from underlying earnings before tax and reported under fair value items.

Realized gains or losses on investments

Includes realized gains and losses on available-for-sale investments, mortgage loans and other loan portfolios.

Impairment charges/reversals

Impairment charges include impairments on available-for-sale debt securities, shares including the effect of deferred policyholder acquisition costs, mortgage loans and other loan portfolios at amortized cost, joint ventures and associates. Impairment reversals include reversals on available-for-sale debt securities.

Other income or charges

Other income or charges is used to report any items which cannot be directly allocated to a specific line of business. Also items that are outside the normal course of business are reported under this heading. The impact of model updates used to support calculations of our liabilities for insurance and investment contracts sold to policyholders and related assets are reported under this caption as well.

Other charges may include restructuring charges that are considered other charges for segment reporting purposes because they are outside the normal course of business. In the condensed consolidated interim financial statements, these charges are included in operating expenses.

Unaudited

Condensed Consolidated Interim Financial Statements Q1 2016	17

Run-off businesses

Includes underlying results of business units where management has decided to exit the market and to run-off the existing block of business. Currently, this line includes results related to the run-off of the institutional spread-based business, structured settlements blocks of business, bank-owned and corporate-owned life insurance (BOLI/COLI) business, and the sale of the life reinsurance business in the United States. Aegon has other blocks of business for which sales have been discontinued and of which the earnings are included in underlying earnings before tax.

Share in earnings of joint ventures and associates

Earnings from Aegon’s joint ventures in the Netherlands, Mexico, Spain, Portugal, China and Japan and Aegon’s associates in India, Brazil, the Netherlands, United Kingdom, Mexico and France are reported on an underlying earnings before tax basis.

Unaudited

18	Condensed Consolidated Interim Financial Statements Q1 2016

3.1 Income statement

EUR millions	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe	Asia	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Three months ended March 31, 2016

Underlying earnings before tax	283	128	23	15	3	169	-	45	(37)	1	462	6	468
Fair value items	(220)	(105)	34	-	-	(71)	3	-	(70)	-	(358)	(13)	(370)
Realized gains / (losses) on investments	33	18	1	-	(1)	17	4	-	-	-	54	(1)	53
Impairment charges	(34)	(5)	-	2	-	(3)	(1)	-	(4)	-	(42)	-	(42)
Impairment reversals	2	4	-	-	-	4	-	-	-	-	6	-	6
Other income / (charges)	(6)	-	1	-	-	1	-	-	-	-	(6)	-	(6)
Run-off businesses	28	-	-	-	-	-	-	-	-	-	28	-	28
Income / (loss) before tax	87	40	58	16	2	116	6	45	(110)	1	145	(7)	138
Income tax (expense) / benefit	7	(7)	(6)	(2)	(2)	(17)	(5)	(13)	26	-	(1)	7	6
Net income / (loss)	94	33	52	14	-	99	1	32	(84)	1	143	-	143
Inter-segment underlying earnings	(55)	(12)	(13)	(3)	-	(28)	21	65	(3)

Revenues
Life insurance gross premiums	1,770	858	2,015	98	49	3,020	299	-	1	(21)	5,069	(170)	4,899
Accident and health insurance	548	121	11	-	72	204	33	-	4	(1)	787	(11)	775
General insurance	-	115	-	47	23	184	-	-	-	-	184	(23)	161
Total gross premiums	2,318	1,094	2,026	145	144	3,408	331	-	5	(22)	6,040	(204)	5,836
Investment income	916	522	431	11	10	974	57	1	81	(81)	1,948	(13)	1,935
Fee and commission income	418	86	23	9	3	121	14	167	-	(64)	656	(54)	602
Other revenues	1	-	-	-	1	1	-	-	1	-	2	(1)	1
Total revenues	3,652	1,702	2,480	164	157	4,504	403	168	87	(167)	8,646	(272)	8,374
Inter-segment revenues	-	1	-	-	-	1	20	64	82

EUR millions	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe	Asia	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Three months ended March 31, 2015

Underlying earnings before tax	290	131	2	5	3	141	(3)	45	(40)	(2)	432	3	435
Fair value items	(90)	151	(33)	-	-	118	6	-	(193)	-	(159)	(8)	(167)
Realized gains / (losses) on investments	(29)	140	2	-	-	142	4	1	-	-	119	(2)	116
Impairment charges	(7)	(7)	-	(2)	-	(9)	-	-	-	-	(16)	-	(16)
Impairment reversals	3	2	-	-	-	2	-	-	-	-	5	-	5
Other income / (charges)	-	(22)	21	-	-	(1)	-	-	-	-	(1)	-	(1)
Run-off businesses	16	-	-	-	-	-	-	-	-	-	16	-	16
Income / (loss) before tax	183	396	(8)	4	3	394	7	46	(233)	(2)	396	(8)	389
Income tax (expense) / benefit	(36)	(92)	(12)	(4)	(2)	(110)	(4)	(14)	57	-	(107)	8	(100)
Net income / (loss)	147	304	(20)	-	1	284	4	32	(176)	(2)	289	-	289
Inter-segment underlying earnings	(53)	(13)	(15)	(4)	-	(32)	18	65	3

Revenues
Life insurance gross premiums	1,693	1,046	2,126	146	49	3,367	512	-	-	(24)	5,547	(119)	5,429
Accident and health insurance	552	129	13	-	25	168	34	-	1	(1)	754	(11)	743
General insurance	-	131	-	44	19	194	-	-	-	-	194	(19)	175
Total gross premiums	2,244	1,306	2,139	190	94	3,729	546	-	1	(26)	6,495	(149)	6,347
Investment income	908	590	545	12	11	1,158	92	1	96	(96)	2,158	(61)	2,098
Fee and commission income	406	85	25	11	3	124	20	149	-	(70)	630	(48)	582
Other revenues	1	-	-	-	1	1	-	-	1	-	3	(1)	2
Total revenues	3,559	1,981	2,709	213	108	5,011	658	151	98	(191)	9,286	(258)	9,028
Inter-segment revenues	6	-	-	-	-	-	24	64	97

Unaudited

Condensed Consolidated Interim Financial Statements Q1 2016	19

3.2 Investments

Amounts included in the tables on investments are presented on an IFRS basis.

											EUR millions
March 31, 2016	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe	Asia	Asset Management	Holdings and other activities	Eliminations	Total EUR
Investments
Shares	655	131	470	32	6	639	-	3	115	-	1,411
Debt securities	66,384	24,496	12,569	566	642	38,273	4,456	-	-	-	109,112
Loans	9,569	28,529	-	367	59	28,956	18	-	-	-	38,542
Other financial assets	11,273	355	138	10	-	503	-	51	18	-	11,845
Investments in real estate	715	1,158	-	2	-	1,160	-	-	-	-	1,874
Investments general account	88,595	54,669	13,177	977	707	69,530	4,473	54	133	-	162,784
Shares	-	8,888	15,479	276	12	24,653	-	-	-	(7)	24,647
Debt securities	4,754	15,264	11,114	250	12	26,641	-	-	-	-	31,395
Unconsolidated investment funds	91,844	17	35,361	919	56	36,353	-	-	-	-	128,197
Other financial assets	13	3,135	3,127	16	-	6,278	-	-	-	-	6,290
Investments in real estate	-	-	758	-	-	758	-	-	-	-	758
Investments for account of policyholders	96,611	27,303	65,837	1,461	81	94,682	-	-	-	(7)	191,286

Investments on balance sheet	185,206	81,973	79,014	2,438	788	164,212	4,473	54	133	(7)	354,070
Off balance sheet investments third parties	213,627	874	3,990	2,967	512	8,342	2,357	209,822	-	(83,665)	350,483
Total revenue generating investments	398,833	82,846	83,003	5,405	1,299	172,554	6,830	209,876	133	(83,672)	704,554
Investments
Available-for-sale	74,631	23,570	12,883	589	648	37,691	4,437	44	18	-	116,821
Loans	9,569	28,529	-	367	59	28,956	18	-	-	-	38,542
Financial assets at fair value through profit or loss	100,292	28,715	65,373	1,479	81	95,648	19	9	115	(7)	196,076
Investments in real estate	715	1,158	758	2	-	1,917	-	-	-	-	2,632
Total investments on balance sheet	185,206	81,973	79,014	2,438	788	164,212	4,473	54	133	(7)	354,070

Investments in joint ventures	6	789	-	-	515	1,305	132	114	1	-	1,558
Investments in associates	80	20	8	-	-	28	16	128	-	-	252
Other assets	26,601	22,348	5,958	299	294	28,885	2,735	290	33,698	(33,501)	58,722
Consolidated total assets	211,893	105,130	84,980	2,737	1,597	194,430	7,355	586	33,832	(33,508)	414,602

											EUR millions
December 31, 2015	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe	Asia	Asset Management	Holdings and other activities	Eliminations	Total EUR
Investments
Shares	652	136	506	38	2	682	-	2	124	-	1,460
Debt securities	65,284	23,370	13,185	525	636	37,715	4,391	-	-	-	107,390
Loans	10,062	28,007	-	340	62	28,409	19	-	88	-	38,577
Other financial assets	10,783	335	160	6	2	503	-	72	18	-	11,376
Investments in real estate	840	1,148	-	2	-	1,150	-	-	-	-	1,990
Investments general account	87,620	52,996	13,850	911	702	68,459	4,409	74	230	-	160,792
Shares	-	9,174	17,274	247	12	26,707	-	-	-	(8)	26,699
Debt securities	4,967	14,642	11,728	256	13	26,640	-	-	-	-	31,606
Unconsolidated investment funds	96,187	17	37,622	959	61	38,658	-	-	-	-	134,845
Other financial assets	10	2,923	3,115	6	1	6,044	-	-	-	-	6,054
Investments in real estate	-	-	1,022	-	-	1,022	-	-	-	-	1,022
Investments for account of policyholders	101,164	26,756	70,760	1,468	87	99,070	-	-	-	(8)	200,226

Investments on balance sheet	188,784	79,752	84,610	2,379	789	167,529	4,409	74	230	(8)	361,019
Off balance sheet investments third parties	212,704	897	3,899	2,855	508	8,158	2,317	213,320	-	(87,059)	349,440
Total revenue generating investments	401,487	80,648	88,509	5,234	1,297	175,687	6,727	213,394	230	(87,067)	710,458
Investments
Available-for-sale	72,761	22,479	13,534	545	638	37,195	4,370	65	18	-	114,409
Loans	10,062	28,007	-	340	62	28,409	19	-	88	-	38,577
Financial assets at fair value through profit or loss	105,121	28,119	70,054	1,493	88	99,753	21	9	124	(8)	205,020
Investments in real estate	840	1,148	1,022	2	-	2,171	-	-	-	-	3,012
Total investments on balance sheet	188,784	79,752	84,610	2,379	789	167,529	4,409	74	230	(8)	361,019

Investments in joint ventures	7	837	-	-	505	1,341	101	109	3	-	1,561
Investments in associates	75	19	9	-	-	28	12	126	-	-	242
Other assets	27,396	17,349	5,204	322	124	22,984	3,070	304	31,020	(31,881)	52,908
Consolidated total assets	216,262	97,956	89,822	2,701	1,417	191,882	7,592	613	31,254	(31,889)	415,729

Unaudited

20	Condensed Consolidated Interim Financial Statements Q1 2016

4. Premium income

EUR millions	Q1 2016	Q1 2015

Premium income
Life	4,899	5,429
Non-Life	937	918
Total	5,836	6,347

Premiums paid to reinsurers [1]
Life	646	620
Non-Life	67	69
Total	713	689

1 Premiums paid to reinsurers are recorded within Benefits and expenses in the income statement - refer to note 7 - Benefits and expenses.

Premium income Life includes EUR 802 million (Q1 2015: EUR 849 million of premiums related to insurance policies upgraded to the new retirement platform in the UK.

5. Investment income

EUR millions	Q1 2016	Q1 2015

Interest income	1,707	1,762
Dividend income	194	301
Rental income	34	35
Total investment income	1,935	2,098

Investment income related to general account	1,493	1,504
Investment income for account of policyholders	442	594
Total	1,935	2,098

6. Results from financial transactions

EUR millions	Q1 2016	Q1 2015

Net fair value change of general account financial investments at FVTPL other than derivatives	(72)	71
Realized gains /(losses) on financial investments	53	136
Gains /(losses) on investments in real estate	18	10
Net fair value change of derivatives	438	1,407
Net fair value change on for account of policyholder financial assets at FVTPL	1,596	8,300
Net fair value change on investments in real estate for account of policyholders	8	7
Net foreign currency gains /(losses)	17	(22)
Net fair value change on borrowings and other financial liabilities	(9)	(6)
Total	2,050	9,905

The decrease of the net fair value change on for account of policyholder financial assets at FVTPL in Q1 2016 compared to Q1 2015 is mainly driven by equity markets and interest rates movements.

Net fair value change on for accounts of policyholder financial assets at FVTPL is offset by amounts in the Claims and benefits line reported in note 7 - Benefits and expenses.

Unaudited

Condensed Consolidated Interim Financial Statements Q1 2016	21

7. Benefits and expenses

EUR millions	Q1 2016	Q1 2015

Claims and benefits	10,041	18,338
Employee expenses	596	562
Administration expenses	311	297
Deferred expenses	(323)	(413)
Amortization charges	277	343
Total	10,901	19,127

The following table provides an analysis of “claims and benefits”:

EUR millions	Q1 2016	Q1 2015

Benefits and claims paid life	4,711	5,778
Benefits and claims paid non-life	538	514
Change in valuation of liabilities for insurance contracts	3,000	10,095
Change in valuation of liabilities for investment contracts	284	408
Other	(5)	(21)
Policyholder claims and benefits	8,527	16,774
Premium paid to reinsurers	713	689
Profit sharing and rebates	7	8
Commissions	795	867
Total	10,041	18,338

The lines “change in valuation of liabilities for insurance contracts” and “change in valuation of liabilities for investment contracts” reflect changes in technical provisions resulting from fair value changes on for account of policyholder financial assets included in Results from financial transactions (note 6) of EUR 1,596 (2015 Q1: EUR 8,300). In addition, the line “change in valuation of liabilities for insurance contracts” includes changes in technical provisions for life insurance contracts of EUR 1,863 (2015 Q1: EUR 2,846).

Unaudited

22	Condensed Consolidated Interim Financial Statements Q1 2016

8. Impairment charges/(reversals)

EUR millions	Q1 2016	Q1 2015

Impairment charges / (reversals) comprise:
Impairment charges on financial assets, excluding receivables [1]	41	18
Impairment reversals on financial assets, excluding receivables [1]	(6)	(5)
Impact of the above impairments on the valuation of insurance assets and liabilities [1]	4	-
Impairment charges / (reversals) on non-financial assets and receivables	1	-
Total	40	13

Impairment charges on financial assets, excluding receivables, from:
Shares	10	2
Debt securities and money market instruments	28	3
Loans	3	12
Total	41	18

Impairment reversals on financial assets, excluding receivables, from:
Debt securities and money market instruments	(3)	(3)
Loans	(4)	(2)
Total	(6)	(5)

1 Impairment charges / (reversals) on financial assets, excluding receivables, are excluded from underlying earnings before tax for segment reporting (refer to note 3.1).

9. Intangible assets

EUR millions	Mar. 31, 2016	Dec. 31, 2015

Goodwill	276	299
VOBA	1,403	1,472
Future servicing rights	65	57
Software	59	61
Other	12	12
Total intangible assets	1,815	1,901

Intangible assets, except for goodwill, are predominantly impacted by periodic amortization of balances and changes in exchange rates.

10. Investments

EUR millions	Mar. 31, 2016	Dec. 31, 2015

Available-for-sale (AFS)	116,821	114,409
Loans	38,542	38,577
Financial assets at fair value through profit or loss (FVTPL)	5,547	5,816
Financial assets, for general account, excluding derivatives	160,910	158,803
Investments in real estate	1,874	1,990
Total investments for general account, excluding derivatives	162,784	160,792

Unaudited

Condensed Consolidated Interim Financial Statements Q1 2016	23

Financial assets, for general account, excluding derivatives

EUR millions	AFS	FVTPL	Loans	Total

Shares	821	589	-	1,411
Debt securities	106,876	2,236	-	109,112
Money market and other short-term investments	7,882	321	-	8,203
Mortgages loans	-	-	33,192	33,192
Private loans	-	-	2,947	2,947
Deposits with financial institutions	-	-	207	207
Policy loans	-	-	2,079	2,079
Other	1,242	2,401	117	3,760
March 31, 2016	116,821	5,547	38,542	160,910

	AFS	FVTPL	Loans	Total

Shares	820	640	-	1,460
Debt securities	105,151	2,239	-	107,390
Money market and other short-term investments	7,141	303	-	7,444
Mortgages loans	-	-	33,214	33,214
Private loans	-	-	2,847	2,847
Deposits with financial institutions	-	-	106	106
Policy loans	-	-	2,201	2,201
Other	1,297	2,635	210	4,141
December 31, 2015	114,409	5,816	38,577	158,803

11. Investments for account of policyholders

EUR millions	Mar. 31, 2016	Dec. 31, 2015
Shares	24,647	26,699
Debt securities	31,395	31,606
Money market and short-term investments	1,595	1,907
Deposits with financial institutions	1,555	1,222
Unconsolidated investment funds	128,197	134,845
Other	3,140	2,925
Total investments for account of policyholders at fair value through profit or loss, excluding derivatives	190,529	199,204
Investment in real estate	758	1,022
Total investments for account of policyholders	191,286	200,226

12. Derivatives

The movements in derivative balances mainly result from changes in interest rates during the period as well as purchases and disposals.

Unaudited

24	Condensed Consolidated Interim Financial Statements Q1 2016

13. Fair value

The following tables provide an analysis of financial instruments recorded at fair value on a recurring basis by level of the fair value hierarchy:

Fair value hierarchy
EUR millions	Level I	Level II	Level III	Total
As at March 31, 2016

Financial assets carried at fair value
Available-for-sale investments
Shares	30	477	314	821
Debt securities	31,068	72,375	3,432	106,876
Money markets and other short-term instruments	-	7,882	-	7,882
Other investments at fair value	26	358	858	1,242
Total Available-for-sale investments	31,125	81,092	4,604	116,821

Fair value through profit or loss
Shares	225	364	-	589
Debt securities	18	2,212	6	2,236
Money markets and other short-term instruments	-	321	-	321
Other investments at fair value	1	1,308	1,091	2,401
Investments for account of policyholders [1]	115,761	73,178	1,590	190,529
Derivatives	19	16,861	409	17,288
Total Fair value through profit or loss	116,024	94,244	3,095	213,364
Total financial assets at fair value	147,149	175,337	7,699	330,185

Financial liabilities carried at fair value
Investment contracts for account of policyholders [2]	16,391	22,376	131	38,899
Borrowings [3]	-	600	-	600
Derivatives	(17)	13,327	3,158	16,468
Total financial liabilities at fair value	16,374	36,304	3,289	55,967

Fair value hierarchy
EUR millions	Level I	Level II	Level III	Total
As at December 31, 2015

Financial assets carried at fair value
Available-for-sale investments
Shares	29	498	293	820
Debt securities	28,701	72,307	4,144	105,151
Money markets and other short-term instruments	-	7,141	-	7,141
Other investments at fair value	31	337	928	1,297
Total Available-for-sale investments	28,761	80,283	5,365	114,409

Fair value through profit or loss
Shares	254	385	-	640
Debt securities	16	2,217	6	2,239
Money markets and other short-term instruments	-	303	-	303
Other investments at fair value	2	1,368	1,265	2,635
Investments for account of policyholders [1]	121,227	76,232	1,745	199,204
Derivatives	54	11,270	222	11,545
Total Fair value through profit or loss	121,552	91,775	3,239	216,566
Total financial assets at fair value	150,313	172,058	8,604	330,975

Financial liabilities carried at fair value
Investment contracts for account of policyholders [2]	16,943	23,266	156	40,365
Borrowings [3]	-	617	-	617
Derivatives	4	8,782	2,104	10,890
Total financial liabilities at fair value	16,946	32,665	2,260	51,871

[1]	The investments for account of policyholders included in the table above represents only those investments carried at fair value through profit or loss.
[2]	The investment contracts for account of policyholders included in the table above represents only those investment contracts carried at fair value.
[3]	Total borrowings on the statement of financial position contain borrowings carried at amortized cost that are not included in the above schedule.

Unaudited

Condensed Consolidated Interim Financial Statements Q1 2016	25

Significant transfers between Level I, Level II and Level III

Aegon’s policy is to record transfers of assets and liabilities between Level I, Level II and Level III at their fair values as of the beginning of each reporting period.

The table below shows transfers between Level I and II for financial assets and financial liabilities recorded at fair value on a recurring basis during the three month period ended March 31, 2016.

Fair value transfers
EUR millions	Q1 2016		Full Year 2015
	Transfers Level I to Level II	Transfers Level II to Level I	Transfers Level I to Level II	Transfers Level II to Level I
Financial assets carried at fair value
Available-for-sale investments
Debt securities	1	2	14	156
Total	1	2	14	156

Fair value through profit or loss
Shares	-	-	-	40
Investments for account of policyholders	-	2	(3)	209
Total	-	2	(3)	248
Total financial assets at fair value	1	4	11	405
Financial liabilities carried at fair value
Investment contracts for account of policyholders	-	-	-	1
Total financial liabilities at fair value	-	-	-	1

Transfers are identified based on transaction volume and frequency, which are indicative of an active market.

Movements in Level III financial instruments measured at fair value

The following table summarizes the change of all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable inputs (‘Level III’), including realized and unrealized gains (losses) of all assets and liabilities and unrealized gains (losses) of all assets and liabilities still held at the end of the respective period.

Roll forward of Level III financial instruments
EUR millions	January 1, 2016	Total gains / losses in income statement [1]	Total gains / losses in OCI [2]	Purchases	Sales	Settlements	Net exchange differences	Reclassification	Transfers from Level I and Level II	Transfers to Level I and Level II	March 31, 2016	Total unrealized gains and losses for the period recorded in the P&L for instruments held at March 31, 2016 ³
Financial assets carried at fair value available-for-sale investments
Shares	293	3	(1)	44	(17)	-	(8)	-	-	-	314	-
Debt securities	4,144	5	11	61	(37)	(75)	(71)	-	82	(688)	3,432	-
Other investments at fair value	928	(25)	17	43	(62)	(1)	(43)	-	-	-	858	-
	5,365	(18)	28	149	(117)	(75)	(122)	-	82	(688)	4,604	-

Fair value through profit or loss
Debt securities	6	-	-	-	-	-	-	-	-	-	6	-
Other investments at fair value	1,265	(39)	-	16	(32)	-	(55)	-	93	(157)	1,091	(36)
Investments for account of policyholders	1,745	(58)	-	105	(138)	-	(28)	-	-	(36)	1,590	(60)
Derivatives	222	(2)	-	-	240	-	(15)	(36)	-	-	409	(1)
	3,239	(100)	-	121	70	-	(98)	(36)	93	(193)	3,095	(97)

Financial liabilities carried at fair value
Investment contracts for account of policyholders	156	(19)	-	3	(2)	-	(5)	-	-	(2)	131	(18)
Derivatives	2,104	1,303	-	-	(160)	-	(53)	(36)	-	-	3,158	1,238
	2,260	1,284	-	3	(162)	-	(57)	(36)	-	(2)	3,289	1,219

Unaudited

26	Condensed Consolidated Interim Financial Statements Q1 2016

EUR millions	January 1, 2015	Total gains / losses in income statement [1]	Total gains / losses in OCI [2]	Purchases	Sales	Settlements	Net exchange differences	Reclassification	Transfers from Level I and Level II	Transfers to Level I and Level II	December 31, 2015	Total unrealized gains and losses for the period recorded in the P&L for instruments held at December 31, 2015 ³
Financial assets carried at fair value available-for-sale investments
Shares	280	32	30	92	(124)	(33)	16	-	-	-	293	-
Debt securities	3,803	(2)	29	842	(367)	(198)	212	-	182	(359)	4,144	-
Other investments at fair value	934	(206)	9	179	(72)	(18)	102	-	-	-	928	-
	5,018	(176)	69	1,113	(563)	(249)	330	-	182	(359)	5,365	-
Fair value through profit or loss
Debt securities	17	-	-	-	(2)	-	2	-	-	(9)	6	-
Other investments at fair value	1,237	(20)	-	179	(397)	-	139	-	291	(162)	1,265	17
Investments for account of policyholders	1,956	126	-	486	(773)	-	33	-	-	(83)	1,745	85
Derivatives	320	(173)	-	12	48	-	15	-	-	-	222	(176)
	3,530	(67)	-	677	(1,124)	-	188	-	291	(255)	3,239	(74)
Financial liabilities carried at fair value
Investment contracts for account of policyholders	165	3	-	12	(34)	-	14	-	-	(5)	156	3
Derivatives	3,010	(925)	-	-	(98)	-	116	-	-	-	2,104	(972)
	3,175	(922)	-	13	(131)	-	131	-	-	(5)	2,260	(969)

1 Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item results from financial transactions of the income statement.

2 Total gains and losses are recorded in line items Gains/ (losses) on revaluation of available-for-sale investments and (Gains)/ losses transferred to the income statement on disposal and impairment of available-for-sale investment of the statement of other comprehensive income.

3 Total gains / (losses) for the period during which the financial instrument was in Level III.

During the first three months of 2016, Aegon transferred certain financial instruments from Level II to Level III of the fair value hierarchy. The reason for the change in level was that the market liquidity for these securities decreased, which led to a change in market observability of prices. Prior to transfer, the fair value for the Level II securities was determined using observable market transactions or corroborated broker quotes respectively for the same or similar instruments. The amount of assets and liabilities transferred to Level III was EUR 175 million (full year 2015: EUR 473 million). Since the transfer, all such assets have been valued using valuation models incorporating significant non market-observable inputs or uncorroborated broker quotes.

Similarly, during the first three months of 2016, Aegon transferred EUR 883 million (full year 2015: EUR 619 million) of financial instruments from Level III to other levels of the fair value hierarchy. The change in level was mainly the result of a return of activity in the market for these securities and that for these securities the fair value could be determined using observable market transactions or corroborated broker quotes for the same or similar instruments.

Unaudited

Condensed Consolidated Interim Financial Statements Q1 2016	27

The table below presents information about the significant unobservable inputs used for recurring fair value measurements for certain Level III financial instruments.

Overview of significant unobservable inputs
EUR millions	Carrying amount March 31, 2016	Valuation technique [1]	Significant unobservable input [2]	Range (weighted average)
Financial assets carried at fair value available-for-sale investments
Shares	161	Net asset value	n.a.	n.a.
	153	Other	n.a.	n.a.
	314

Debt securities
	2,909	Broker quote	n.a.	n.a.
	200	Discounted cash flow	Credit spread	1.58% - 4.44% (3.20%)
	324	Other	n.a.	n.a.
	3,432
Other investments at fair value
Tax credit investments	749	Discounted cash flow	Discount rate	6.9%
Investment funds	69	Net asset value	n.a.	n.a.
Other	40	Other	n.a.	n.a.
March 31, 2016	858

Fair value through profit or loss
Debt securities	6	Other	n.a.	n.a.
	6

Other investments at fair value
Investment funds	1,085	Net asset value	n.a.	n.a.
Other	5	Other	n.a.	n.a.
	1,091

Derivatives [3]
Longevity swap	109	Discounted cash flow	Mortality
Other	165	Other	n.a.	n.a.
March 31, 2016	274

Financial liabilities carried at fair value
Derivatives
Embedded derivatives in insurance contracts	3,150	Discounted cash flow	Own Credit spread	0.40% - 0.55% (0.46%)
Other	8	Other	n.a.	n.a.
Total financial liabilities at fair value	3,158
[1]	Other in the table above (column Valuation technique) includes investments for which the fair value is uncorroborated and no broker quote is received.
[2]	Not applicable (n.a.) has been included when no significant unobservable assumption has been identified and used.
[3]

Investments for account of policyholders are excluded from the table above and from the disclosure regarding reasonably possible alternative assumptions. Policyholder assets, and their returns, belong to policyholders and do not impact Aegon’s net income or equity. The effect on total assets is offset by the effect on total liabilities. Derivatives exclude derivatives for account of policyholders amounting to EUR 135 million.

The description of Aegon’s methods of determining fair value is included in the consolidated financial statements for 2015. For reference purposes, the valuation techniques included in the table above are described in more detail on the following pages.

Shares

When available, Aegon uses quoted market prices in active markets to determine the fair value of its investments in shares. Fair values for unquoted shares are estimated using observations of the price/earnings or price/cash flow ratios of quoted companies considered comparable to the companies being valued. Valuations are adjusted to account for company-specific issues and the lack of liquidity inherent in an unquoted investment. Adjustments for illiquidity are generally based on available market evidence. In addition, a variety of other factors are reviewed by management, including, but not limited to, current operating performance, changes in market outlook and the third-party financing environment.

Available-for-sale shares include shares in a Federal Home Loan Bank (FHLB) for an amount of EUR 148 million (December 31, 2015: EUR 120 million) that are measured at par, which are reported as part of Other in the column Valuation technique. A FHLB has implicit financial support from the United States government. The redemption value of the shares is fixed at par and they can only be redeemed by the FHLB.

Unaudited

28	Condensed Consolidated Interim Financial Statements Q1 2016

Debt securities

Aegon’s portfolio of debt securities can be subdivided in Residential mortgage-backed securities (RMBS), Commercial mortgage-backed securities (CMBS), Asset-backed securities (ABS), Corporate bonds and Sovereign debt. Below relevant details in the valuation methodology for these specific types of debt securities are described.

Valuations of RMBS, CMBS and ABS are monitored and reviewed on a monthly basis. Valuations per asset type are based on a pricing hierarchy which uses a waterfall approach that starts with market prices from indices and follows with third-party pricing services or brokers. The pricing hierarchy is dependent on the possibilities of corroboration of the market prices. If no market prices are available, Aegon uses internal models to determine fair value. Significant inputs included in the internal models are generally determined based on relative value analyses, which incorporate comparisons to instruments with similar collateral and risk profiles. Market standard models may be used to model the specific collateral composition and cash flow structure of each transaction.

Valuations of corporate bonds are monitored and reviewed on a monthly basis. The pricing hierarchy is dependent on the possibility of corroboration of market prices when available. If no market prices are available, valuations are determined by a discounted cash flow methodology using an internally calculated yield. The yield is comprised of a credit spread over a given benchmark. In all cases, the benchmark is an observable input. The credit spread contains both observable and unobservable inputs. Aegon starts by taking an observable credit spread from a similar bond of the given issuer, and then adjusts this spread based on unobservable inputs. These unobservable inputs may include subordination, liquidity and maturity differences. The weighted average credit spread used in valuation of corporate bonds has increased to 3.20% (December 31, 2015: 2.84%).

If available, Aegon uses quoted market prices in active markets to determine the fair value of its sovereign debt investments. If Aegon cannot make use of quoted market prices, market prices from indices or quotes from third-party pricing services or brokers are used.

Tax credit investments

The fair value of tax credit investments is determined by using a discounted cash flow valuation technique. This valuation technique takes into consideration projections of future capital contributions and distributions, as well as future tax credits and the tax benefits of future operating losses. The present value of these cash flows is calculated by applying a discount rate. In general, the discount rate is determined based on the cash outflows for the investments and the cash inflows from the tax credits/tax benefits (and the timing of those cash flows). These inputs are unobservable in the market place. The discount rate used in valuation of tax credit investments has decreased to 6.9% (December 31, 2015: 7.4%).

Investment funds

Investment funds include real estate funds, private equity funds and hedge funds. The fair values of investments held in non-quoted investment funds are determined by management after taking into consideration information provided by the fund managers. Aegon reviews the valuations each month and performs analytical procedures and trending analyses to ensure the fair values are appropriate.

Derivatives

Where quoted market prices are not available, other valuation techniques, such as option pricing or stochastic modeling, are applied. The valuation techniques incorporate all factors that a typical market participant would consider and are based on observable market data when available. Models are validated before they are used and calibrated to ensure that outputs reflect actual experience and comparable market prices.

Unaudited

Condensed Consolidated Interim Financial Statements Q1 2016	29

Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices in active markets. Fair values for over-the-counter (OTC) derivatives represent amounts estimated to be received from or paid to a third party in settlement of these instruments. These derivatives are valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services. Most valuations are derived from swap and volatility matrices, which are constructed for applicable indices and currencies using current market data from many industry standard sources. Option pricing is based on industry standard valuation models and current market levels, where applicable. The pricing of complex or illiquid instruments is based on internal models or an independent third party. For long-dated illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. To value OTC derivatives, management uses observed market information, other trades in the market and dealer prices.

Some OTC derivatives are so-called longevity derivatives. The payout of longevity derivatives is linked to publicly available mortality tables. The derivatives are measured using the present value of the best estimate of expected payouts of the derivative plus a risk margin. The best estimate of expected payouts is determined using best estimate of mortality developments. Aegon determined the risk margin by stressing the best estimate mortality developments to quantify the risk and applying a cost-of-capital methodology. The most significant unobservable input for these derivatives is the (projected) mortality development.

Aegon normally mitigates counterparty credit risk in derivative contracts by entering into collateral agreements where practical and in ISDA master netting agreements for each of the Group’s legal entities to facilitate Aegon’s right to offset credit risk exposure. Changes in the fair value of derivatives attributable to changes in counterparty credit risk were not significant.

Embedded derivatives in insurance contracts including guarantees

All bifurcated guarantees for minimum benefits in insurance and investment contracts are carried at fair value. These guarantees include guaranteed minimum withdrawal benefits (GMWB) in the United States, United Kingdom and Japan which are offered on some variable annuity products and are also assumed from a ceding company; minimum investment return guarantees on insurance products offered in the Netherlands, including group pension and traditional products; variable annuities sold in Europe and Japan.

Since the price of these guarantees is not quoted in any market, the fair values of these guarantees are based on discounted cash flows calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. Given the complexity and long-term nature of these guarantees which are unlike instruments available in financial markets, their fair values are determined by using stochastic models under a variety of market return scenarios. A variety of factors are considered including credit spread, expected market rates of return, equity and interest rate volatility, correlations of market returns, discount rates and actuarial assumptions. The most significant unobservable factor is credit spread. The credit spread used in the valuations of embedded derivatives in insurance contracts increased to 0.46% (December 31, 2015: 0.33%).

The expected returns are based on risk-free rates. Aegon added a premium to reflect the credit spread as required. The credit spread is set by using the credit default swap (CDS) spreads of a reference portfolio of life insurance companies (including Aegon), adjusted to reflect the subordination of senior debt holders at the holding company level to the position of policyholders at the operating company level (who have priority in payments to other creditors). Aegon’s assumptions are set by region to reflect differences in the valuation of the guarantee embedded in the insurance contracts.

Since many of the assumptions are unobservable and are considered to be significant inputs to the liability valuation, the liability included in future policy benefits has been reflected within Level III of the fair value hierarchy.

Unaudited

30	Condensed Consolidated Interim Financial Statements Q1 2016

Effect of reasonably possible alternative assumptions

The effect of changes in other unobservable inputs on fair value measurement were not significantly different than those that were applied to the consolidated financial statements as at and for the year ended December 31, 2015.

Fair value information about financial instruments not measured at fair value

The following table presents the carrying values and estimated fair values of financial assets and liabilities, excluding financial instruments which are carried at fair value on a recurring basis.

Fair value information about financial instruments not measured at fair value
EUR millions	Carrying amount March 31, 2016	Total estimated fair value March 31, 2016	Carrying amount December 31, 2015	Total estimated fair value December 31, 2015

Assets
Mortgage loans - held at amortized cost	33,192	37,951	33,214	37,648
Private loans - held at amortized cost	2,947	3,369	2,847	3,165
Other loans - held at amortized cost	2,403	2,403	2,517	2,517

Liabilities
Trust pass-through securities - held at amortized cost	153	140	157	146
Subordinated borrowings - held at amortized cost	757	836	759	828
Borrowings – held at amortized cost	10,205	10,632	11,829	12,194
Investment contracts - held at amortized cost	17,590	18,148	17,260	17,860

Financial instruments for which carrying value approximates fair value

Certain financial instruments that are not carried at fair value are carried at amounts that approximate fair value, due to their short-term nature and generally negligible credit risk. These instruments include cash and cash equivalents, short-term receivables and accrued interest receivable, short-term liabilities, and accrued liabilities. These instruments are not included in the table above.

14. Deferred expenses

EUR millions	Mar. 31, 2016	Dec. 31, 2015

DPAC for insurance contracts and investment contracts with discretionary participation features	9,781	10,457
Deferred cost of reinsurance	70	72
Deferred transaction costs for investment management services	448	467
Total deferred expenses	10,299	10,997

15. Share capital

EUR millions	Mar. 31, 2016	Dec. 31, 2015

Share capital - par value	328	328
Share premium	8,059	8,059
Total share capital	8,387	8,387

Share capital - par value
Balance at January 1	328	327
Issuance	-	-
Share dividend	-	-
Balance	328	328

Share premium
Balance at January 1	8,059	8,270
Share dividend	-	(211)
Balance	8,059	8,059

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Condensed Consolidated Interim Financial Statements Q1 2016	31

Basic and diluted earnings per share

EUR millions	Q1 2016	Q1 2015

Earnings per share (EUR per share)
Basic earnings per common share	0.05	0.12
Basic earnings per common share B	-	-
Diluted earnings per common share	0.05	0.12
Diluted earnings per common share B	-	-

Earnings per share calculation
Net income / (loss) attributable to equity holders of Aegon N.V.	143	289
Coupons on other equity instruments	(35)	(36)
Earnings attributable to common shares and common shares B	109	253

Earnings attributable to common shareholders	108	251
Earnings attributable to common shareholders B	1	2

Weighted average number of common shares outstanding (in millions)	2,084	2,095
Weighted average number of common shares B outstanding (in millions)	585	581

Dividend

Aegon will propose to the Annual General Meeting of Shareholders on May 20, 2016, absent unforeseen circumstances, to pay a final dividend for the year 2015 of EUR 0.13 per common share. After taking into account the interim dividend 2015 of EUR 0.12 per common share, this will result in a total 2015 dividend of EUR 0.25 per common share. Proposed final dividend for the year and proposed total 2015 dividend per common share B amount to 1/40th of the dividend paid on common shares.

Share buy back

As announced on January 13, 2016, during an update on Aegon’s strategic plans at its Analyst & Investor Conference, Aegon executed the first tranche of a share buyback program in which 41,082,683 common shares were repurchased. Between January 13, 2016 and March 31, 2016, these common shares were repurchased at an average price of EUR 4.8682 per share. It will be proposed to shareholders at the Annual General Meeting of Shareholders on May 20, 2016, to cancel all repurchased shares under this program. These common shares are being repurchased as part of a program to neutralize the dilutive effect of the cancellation of the preferred shares in 2013.

16. Borrowings

EUR millions	Mar. 31, 2016	Dec. 31, 2015

Capital funding	1,936	2,015
Operational funding	8,869	10,430
Total borrowings	10,806	12,445

Included in borrowings is EUR 600 million relating to borrowings measured at fair value (December 31, 2015: EUR 617 million).

Operational funding

During Q1 2016, Aegon redeemed EUR 450 million of ECB LTRO and repurchased the mortgage loans from SAECURE 9 and SAECURE 10 for EUR 1,658 million. In addition, Aegon entered into a USD 975 million new liquidity program from the Federal Home Loan Bank.

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32	Condensed Consolidated Interim Financial Statements Q1 2016

17. Commitments and contingencies

There have been no material changes in contingent assets and liabilities to those reported in the 2015 consolidated financial statements of Aegon.

18. Acquisitions / divestments

On January 18, 2016 Aegon Nederland N.V. signed an agreement to sell its commercial non-life insurance business, which includes the proxy and co-insurance run-off portfolios. The transaction is subject to approval by the Dutch Central Bank (De Nederlandsche Bank) and the Dutch Authority for Consumers and Markets (Autoriteit Consument & Markt). This sale is expected to be completed before July 1, 2016. This business continues to be part of Aegon’s reported numbers, until the transaction has been completed.

19. Events after the balance sheet date

On January 13, 2016, Aegon announced and started its EUR 400 million share buyback program to neutralize the dilutive effect of the cancellation of the preferred shares in 2013. The first tranche of EUR 200 million was completed on March 31, 2016 through the repurchase of 41.1 million shares. The second tranche of EUR 200 million was announced and started on April 1, 2016.

On April 11, 2016, Aegon announced the sale of two thirds of its UK annuity portfolio to Rothesay Life. Under the terms of the agreement, Aegon will reinsure GBP 6 billion of liabilities to Rothesay Life, followed by a Part VII transfer, which is subject to court approval. The reinsurance transaction is expected to result in an IFRS loss of approximately GBP 30 million (EUR 37 million) to be reported in the second quarter of 2016.

On May 3, 2016, Aegon announced it will buy BlackRock’s UK defined contribution (DC) platform and administration business. Through the agreement, Aegon will acquire approximately GBP 12 billion (EUR 15.2 billion) of assets and 350,000 customers from BlackRock, which serves institiutional and retail clients. The transaction is subject to closing conditions and a Part VII transfer of the underlying assets and liabilities to Aegon, which is subject to regulatory and court approval.

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Condensed Consolidated Interim Financial Statements Q1 2016	33

Disclaimers

Cautionary note regarding non-IFRS measures

This document includes the following non-IFRS financial measures: underlying earnings before tax, income tax and income before tax. These non-IFRS measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures to the most comparable IFRS measure is provided in note 3 ‘Segment information’ of Aegon’s Condensed Consolidated Interim Financial Statements. Aegon believes that these non-IFRS measures, together with the IFRS information, provide meaningful information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

t	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
t	Changes in the performance of financial markets, including emerging markets, such as with regard to:
–	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
–	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and
–	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that Aegon holds;
t	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
t	Consequences of a potential (partial) break-up of the euro or the potential exit of the United Kingdom and/or Greece from the European Union;
t	The frequency and severity of insured loss events;
t	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;
t	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
t	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
t	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
t

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

t	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
t

Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, the products Aegon sells, and the attractiveness of certain products to its consumers;

t	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;
t

Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII).

t

Changes in customer behavior and public opinion in general related to, among other things, the type of products also Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

t	Acts of God, acts of terrorism, acts of war and pandemics;
t	Changes in the policies of central banks and/or governments;
t

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

t

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;

t	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;
t	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
t

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

t	Customer responsiveness to both new products and distribution channels;
t	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
t

Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results and shareholders’ equity;

t

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

t	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business; and
t	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess capital and leverage ratio management initiatives.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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Condensed Consolidated Interim Financial Statements Q1 2016

Corporate and shareholder information

Headquarters
Aegon N.V.

P.O. Box 85

2501 CB The Hague

The Netherlands

+ 31 (0) 70 344 32 10

aegon.com
Group Corporate Communications & Investor Relations
Media relations

+ 31 (0) 70 344 89 56

gcc@aegon.com

Investor relations

+ 31 (0) 70 344 83 05

or 877 548 96 68 - toll free, USA only

ir@aegon.com

Publication dates quarterly results 2016 and 2017

August 11, 2016	Results second quarter 2016

November 10, 2016	Results third quarter 2016

February 17, 2017	Results fourth quarter 2016

Aegon’s Q1 2016 press release and Financial Supplement are available on aegon.com.

About Aegon

Aegon’s roots go back more than 170 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information: aegon.com.

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